Exhibit 99.4

Attendance Card
Please bring this card along with you to the Meeting and present it at Shareholder registration/accreditation.

The Chairman of Cadbury plc invites you to attend the Annual General Meeting (the “AGM”) of the Company to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 14 May, 2009 at 2.30pm.

Shareholder Reference Number (SRN):
Cadbury plc Registered in England and Wales No. 6497379

FORM OF PROXY FOR ANNUAL GENERAL MEETING TO BE HELD ON 14 MAY, 2009 Please read the notes overleaf before completing this form.
Kindly Note: This form is issued only to the addressee(s) and is specific to the unique designated account printed hereon. This personalised form is not transferable between different (i) account holders; or(ii) uniquely designated accounts. The Company and Computershare Investor Services PLC accept no liability for any instruction that does not comply with these conditions.
l/We, the undersigned, being a member(s) of the above named Company hereby appoint the Chairman of the AGM OR the following person:

(Please leave the box blank if you wish to select the Chairman of the AGM as your proxy. Do not insert your own name(s).)
See note 2 overleaf.
as my/our proxy to attend, speak and vote on my/our behalf at the Annual General Meeting of Cadbury plc on 14 May, 2009 at 2.30pm (or any adjournment of the AGM). I/we would like my/our proxy to vote on the resolutions proposed at the Meeting as indicated on this form. Unless otherwise instructed the proxy may vote as he or she sees fit or abstain in relation to any business of the Meeting.
Please indicate your vote for the resolution by inserting “X” in one of the boxes in black ink.

☐	Please tick here to indicate that this proxy appointment is one of multiple appointments being made. For the appointment of more than one proxy, please refer to explanatory note 2, overleaf.

				VOTE					VOTE
ORDINARY RESOLUTIONS:		FOR	AGAINST	WITHHELD			FOR	AGAINST	WITHHELD

1.	To receive the 2008 Financial Statements and the Directors’ and Auditors’ Reports.	☐	☐	☐	9.	To re-appoint Deloitte LLP as Auditors.	☐	☐	☐

2.	To declare and approve the Final Dividend.	☐	☐	☐	10.	To authorise the Directors to set the Auditors’ fees.	☐	☐	☐

3.	To approve the Directors’ Remuneration Report.	☐	☐	☐	11.	To authorise the Directors to make political donations and to incur political expenditure.	☐	☐	☐

4.	To re-elect Roger Carr as a Director.	☐	☐	☐	12.	To authorise the Directors to allot further shares.	☐	☐	☐

5.	To re-elect Todd Stitzer as a Director.	☐	☐	☐
					SPECIAL RESOLUTIONS:

6.	To elect Baroness Hogg as a Director.	☐	☐	☐	13.	To disapply pre-emption rights.	☐	☐	☐

7	To elect Colin Day as a Director.	☐	☐	☐	14.	To authorise the Company to purchase its own shares.	☐	☐	☐

8.	To elect Andrew Bonfield as a Director.	☐	☐	☐	15.	To authorise the convening of General Meetings at 14 days’ notice.	☐	☐	☐

Signature:	Date:	Form Code:

	2009	E634

In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director, secretary). In the case of joint holders, the signature of any one holder is sufficient.

Cadbury plc Registered in England and Wales No. 6497379

Poll card to be completed at AGM only if required
Address of meeting venue
The Queen Elizabeth II Conference Centre, Broad Sanctuary,
Westminster, London SW1P 3EE

Signature:

ORDINARY RESOLUTIONS:		FOR	AGAlNST	VOTE WITHHELD
1.	To receive the 2008 Financial Statements and the Directors’ and Auditors’ Reports.	☐	☐	☐

2.	To declare and approve the Final Dividend.	☐	☐	☐

3.	To approve the Directors’ Remuneration Report.	☐	☐	☐

4.	To re-elect Roger Carr as a Director.	☐	☐	☐

5.	To re-elect Todd Stitzer as a Director.	☐	☐	☐

6.	To elect Baroness Hogg as a Director.	☐	☐	☐

7.	To elect Colin Day as a Director.	☐	☐	☐

8.	To elect Andrew Bonfield as a Director.	☐	☐	☐

9.	To re-appoint Deloitte LLP as Auditors.	☐	☐	☐

10.	To authorise the Directors to set the Auditors’ fees.	☐	☐	☐

11.	To authorise the Directors to make political donations and to incur political expenditure.	☐	☐	☐

12.	To authorise the Directors to allot further shares.	☐	☐	☐

SPECIAL RESOLUTIONS:
13.	To disapply pre-emption rights.	☐	☐	☐

14.	To authorise the Company to purchase its own shares.	☐	☐	☐

15.	To authorise the convening of General Meetings at 14 days’ notice.	☐	☐	☐

EXPLANATORY NOTES
1.	Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as his proxy to exercise all or any of his rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the Chairman, please insert the name of your chosen proxy in the space provided (see overleaf). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy’s name (see overleaf) the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

2.	A duly appointed proxy may attend the meeting, speak, vote on a show of hands and vote on a poll. To appoint more than one proxy, an additional proxy form(s) may be obtained by contacting the Registrar’s helpline on 0870 873 5803 (+44 870 873 5803 from outside the UK) or you may photocopy this form. Please indicate in the box next to the proxy’s name (see overleaf) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.

3.	The ‘Vote Withheld’ option overleaf is provided to enable you to abstain on any particular resolution. However, it should be noted that a ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a resolution.

4.	Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the Register of Members of the Company at close of business on the day which is two days before the day of the meeting. Changes to entries on the Register of Members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

5.	To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID number 3RA50) not later than 48 hours before the time appointed for holding the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

6.	In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the Chairman is being appointed as described in (i) above.

7.	Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Annual General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

8.	This form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it may execute under its common seal, or by the signature(s) of a duly authorised officer or attorney. In the case of joint holdings, any one holder may sign this form. The vote of the senior joint holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding. The completion and return of this form will not preclude a shareholder from attending the meeting and voting in person.
The address overleaf is how your address appears on the Register of Members. If this information is incorrect please ring the Registrar’s helpline on
0870 873 5803 (+44 870 873 5803 from outside the UK) to request a change of address form or go to www.computershare.co.uk to use the online Investor Centre service.
Any alterations made to this form should be initialled.
To be effective, all proxy appointments must be lodged at the office of the Company’s registrars at: Computershare Investor Services PLC,
The Pavilions, Bridgwater Road, Bristol BS99 6ZY by 12 May, 2009 at 2.30pm.
VOTE VIA THE INTERNET
To vote using the internet go to www.eproxyappointment.com
1.	Insert the Control Number, your unique SRN and PIN as printed on the reverse of this card and follow the on-line instructions and agree to certain terms and conditions.

2.	A member of CREST may use the CREST electronic proxy appointment service. To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID Number 3RA50) not later than 48 hours before the time appointed for holding the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertified Securities Regulations 2001.
BOWNE
U06037